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                                                                       EXHIBIT 2

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                                     Contact:        Stewart Lindsay
                                                     Edelman
                                                     1-212-704-4435
                                                     stewart.lindsay@edelman.com





                BUNGE LIMITED PRICES OFFERING OF $200 MILLION OF
                        3.75% CONVERTIBLE NOTES DUE 2022

WHITE PLAINS, NY - NOVEMBER 21, 2002 - Bunge Limited (NYSE: BG) announced today that it has priced its offering of $200 million aggregate principal amount of 3.75% convertible notes due 2022. The notes will be issued to qualified institutional buyers pursuant to Rule 144A of the Securities Act of 1933 and outside the United States pursuant to Regulation S of the Securities Act. The notes will be issued by Bunge's wholly owned subsidiary, Bunge Limited Finance Corp., and guaranteed by Bunge Limited. Bunge Limited has granted the initial purchasers of the notes a 30-day option to purchase an additional $50 million of notes. The offering is scheduled to close on November 27, 2002.

The notes will be convertible into common shares of Bunge Limited at an initial conversion price of $32.1402 per common share upon the fulfillment of certain conditions. The initial conversion price represents a 38% premium over the closing price of Bunge Limited's common shares on November 21, 2002. The notes will be issued and sold in the offering at 100% of the principal amount. The notes are redeemable by Bunge Limited Finance after November 22, 2005. Holders may require Bunge Limited Finance to repurchase the notes on November 15, 2007, 2012 and 2017.

Bunge Limited intends to use the proceeds from the offering of the notes to reduce existing indebtedness under its commercial paper program and revolving bank credit facilities.

The notes and the common shares of Bunge Limited issuable upon conversion of the notes will not be registered under the Securities Act and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements.

This press release does not constitute an offer to sell or the solicitation of an offer to buy the securities described herein, nor shall there be any sale of these securities in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities law of any such jurisdiction.


ABOUT BUNGE LIMITED

Bunge Limited (www.bunge.com) is an integrated, international agribusiness and food company operating in the farm-to-consumer food chain with worldwide distribution capabilities and primary operations in North America, South America and Europe. Headquartered in White Plains, New York, Bunge has over 24,000 employees and locations in 28 countries. Bunge is the largest processor of soybeans in the Americas, the world's leading oilseed processing company, the largest producer and supplier of

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fertilizers to farmers in South America and the world's leading seller of bottled vegetable oils to consumers.


CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS

This press release contains both historical and forward-looking statements. All statements, other than statements of historical fact are, or may be deemed to be, forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. We have tried to identify these forward-looking statements by using words including "may," "will," "expect," "anticipate," "believe," "intend," "estimate" and "continue" and similar expressions. Forward-looking statements are not based on historical facts, but rather reflect our current expectations and projections about our future results, performance, prospects and opportunities. As such, they involve known and unknown risks, uncertainties and other factors that could cause our actual results, performance, prospects or opportunities to differ materially from those expressed in, or implied by, these forward-looking statements. The following important factors, among others, could affect future results, causing them to differ materially from those expressed in our forward-looking statements: our ability to integrate Cereol's operations and recognize anticipated benefits from the acquisition, estimated demand for commodities and other products that we sell and use in our business; industry conditions, including the cyclicality of the agribusiness industry; economic and political conditions in Brazil and Argentina; and other economic, political, business, competitive and/or regulatory factors affecting our business generally. The forward-looking statements included in this report are made only as of its date, and except as otherwise required by federal securities law, we do not have any obligation to publicly update or revise any forward-looking statements to reflect subsequent events or circumstances.




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